DIRECT DIAL 212-735-3406 DIRECT FAX 917-777-3406 EMAIL ADDRESS mkh@SKADDEN.COM Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-1004 Attention: John Ganley	Skadden, Arps, Slate, Meagher & Flom llp FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com November 21, 2008
RE:	BlackRock Credit Opportunities Trust Initial Registration Statement of Form N-2

Ladies and Gentlemen:

Electronically transmitted herewith for filing on behalf of BlackRock Credit Opportunities Trust (the "Fund") is the Fund's initial registration statement on Form N-2 (the "Registration Statement") under the Securities Act of 1933 and under the Investment Company Act of 1940.

If you have any questions or comments or require any additional information in connection with the Fund or the Registration Statement please telephone me at (212) 735-3406.

Very truly yours,

/s/ Michael Hoffman

Michael Hoffman

Enclosures